Exhibit 12

PFIZER INC. AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 1,	Year Ended December 31,
(in millions, except ratios)	2012	2011	2010	2009	2008	2007

Determination of earnings:
Income from continuing operations
before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$6,919	$12,304	$9,480	$10,723	$9,520	$9,127
Less:
Net income attributable to noncontrolling interests	16	40	31	9	22	40
Income attributable to Pfizer Inc.	6,903	12,264	9,449	10,714	9,498	9,087
Add:
Fixed charges	834	1,813	1,930	1,358	647	541
Total earnings as defined	$7,737	$14,077	$11,379	$12,072	$10,145	$9,628

Fixed charges:
Interest expense(a)	$769	$1,681	$1,797	$1,232	$516	$397
Preferred stock dividends(b)	2	5	6	7	8	11
Rents(c)	63	127	127	119	123	133
Fixed charges	834	1,813	1,930	1,358	647	541
Capitalized interest	20	50	36	34	46	43

Total fixed charges	$854	$1,863	$1,966	$1,392	$693	$584

Ratio of earnings to fixed charges	9.1	7.6	5.8	8.7	14.6	16.5

(a)
Interest expense includes amortization of debt premium, discount and expenses. Interest expense does not include interest related to uncertain tax positions of $160 million for the first six months of 2012; $343 million for 2011; $389 million for 2010; $337 million for 2009; $333 million for 2008; and $331 million for 2007.

(b)	Preferred stock dividends are from our Series A convertible perpetual preferred stock held by an Employee Stock Ownership Plan assumed in connection with our acquisition of Pharmacia in 2003.
(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

All financial information before 2012 reflects Capsugel (the sale of which closed on August 1, 2011) as a discontinued operation. The financial information for the six months ended July 1, 2012 and for the years ended December 31, 2011, 2010 and 2009 reflects the Nutrition business, which was acquired in 2009 and which the Company has agreed to sell, as a discontinued operation.